SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated September 25, 2015 filed by the Company with the Comisión Nacional de Valores, Mercado de Valores de Buenos Aires S.A through the Bolsa de Comercio de Buenos Aires and the Mercado Abierto Electronica S.A.

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

By letter dated September 25, 2015, the Company reported that on September 24, 2015 in the framework of the arbitration proceding initiated in April 2015 between Dolhpin and Extra Holdings Limited, it has been determined Dolphin as the acquirer of all the shares held by Extra Holdings Limited of IDB Development Corporation Ltd. at a price of NIS1,64 per share for a total amount of NIS 151.972.119 (approx US$ 38.7 million) subject to certain conditions and applicable regulations. Dolphin will additionally assume all the obligations that Extra Holdings has, including the obligation to make certain share repurchases during 2015 and 2016.

IDBD is one of the largest and most diversified conglomerates in Israel, which participates through its subsidiaries in numerous markets and industry sectors, such as real estate, telecommunications, supermarkets, agribusiness and insurance, which constitutes a unique business opportunity.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
September 25, 2015